



Man Investments

September 13, 2007

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549



Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange
Act of 1934, enclosed please find copies of public announcements made by Man Group plc.
These announcements were also sent to the London Stock Exchange for its information. Please
contact the undersigned at (312) 881-6855, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-
addressed envelope provided.

Sincerely yours,

Steven Zoric
Vice President & Secretary

cc: Barry Wakefield (w/ Encl.)

PROCESSED

SEP 2 6 2007

THOMSON
FINANCIAL

Man Investments USA Holdings Inc.
123 N. Wacker Drive
28ᵗʰ Floor
Chicago, IL 60606-1743
USA
Tel + (312) 881 6800
Fax + (312) 881 6652

www.maninvestments.com

A member of the Man Group

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission to the Official List of 470,891 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

Man Group plc
4 September 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 3 September 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$30.32.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.20%
Last 12 months	+9.4%
Annualised return since inception	+12.6%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

MAN GROUP PLC

Issue of shares in exchange for Guaranteed Exchangeable Bonds of Forester Limited

Application has been made to the UK Listing Authority for the admission to the Official List of 4,548,817 new ordinary shares of 3 US cents each in Man Group plc and also to the London Stock Exchange for such shares to be admitted to trading. The application is being made in respect of shares to be issued in exchange for Guaranteed Exchangeable Bonds of Forester Limited.

11 September 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 10 September 2007 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 473.38 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 45,860,018 ordinary shares at a total cost of £256.2 million, giving an average repurchase cost of 558.56 pence per ordinary share.

Contact:
Kevin Hayes   Man Group plc   020 7144 1000

Man Group plc
11 September 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 10 September 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$31.38.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+3.50%
Last 12 months	+9.4%
Annualised return since inception	+12.6%

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

